Exhibit 99.1

FOR IMMEDIATE RELEASE

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless otherwise noted.)

March 24, 2022

CELESTICA TO HOLD PREVIOUSLY-ANNOUNCED VIRTUAL INVESTOR MEETING TODAY

TORONTO, Canada – Celestica Inc. (NYSE: CLS) (TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, will host a previously-announced virtual investor meeting today from 2:00 pm to 3:30 pm EDT. During the meeting, Celestica’s management will discuss their multi-year transformation and highlight their strategies for continued growth. Additionally, management will provide an in-depth discussion regarding the Hardware Platform Solutions business.

Celestica will discuss historical results, as well as financial projections, objectives and targets, including the following*:

•	Anticipated 2022 revenue of $6.3+ billion
•	Anticipated 2022 non-IFRS Lifecycle Solutions revenue** growth of at least 10%
•	Anticipated 2022 non-IFRS operating margin** of between 4% and 5%
•	Targeting 2022 non-IFRS free cash flow** of at least $100 million
•	Targeting 2022 non-IFRS adjusted earnings per share (EPS)** of between $1.55 - $1.75
•	Annual non-IFRS adjusted EPS** growth objective through 2025 of 10%+
•	Annual non-IFRS Lifecycle Solutions revenue** growth objective through 2025 of 10%+
•	Long term-non-IFRS operating margin** objective of above 4%
•	Targeting 2025 non-IFRS adjusted EPS** of $2.00+

To participate in the conference call in listen-only mode, please dial (conference ID – 9060024)

•	Participant Toll-Free Dial-In Number: (888) 440-2145
•	Participant Toll Dial-In Number: (438) 803-0540

To ensure your participation, please call in approximately ten minutes prior to the scheduled start of the call. Analysts will have the opportunity for a Q&A with speakers following the formal remarks.

A webcast is also available at: https://onlinexperiences.com/Launch/QReg/ShowUUID=B6269195-9AC6-4B88-B931-506EA3265540

A recorded webcast will be available approximately two hours after completion of the call, and will remain available for 12 months thereafter. To access the recorded webcast visit www.celestica.com.

* Subject in all cases to the risks set forth in the Cautionary Note Regarding Forward-Looking Statements below, including, but not limited to, the impact of coronavirus 2019 disease and related mutations (COVID-19) and the constrained supply chain environment.

** Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. See “Non-IFRS Measures” below.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts:
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, financial projections and guidance, as well as statements related to our targets, objectives, expectations and anticipated operating results. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “targets,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services (EMS) industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI Private Limited (PCI)) and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits; negative impacts on our business resulting from newly-increased third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: U.S. policies or legislation, U.S. and/or global tax reform, the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to coronavirus disease 2019 and related mutations (COVID-19) other widespread illness or disease; the scope, duration and impact of the COVID-19 pandemic, changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); operational impacts that may affect PCI’s ability to achieve anticipated financial results; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages , we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that we will not be permitted to, or do not, repurchase subordinate voting shares (SVS) under any normal course issuer bid (NCIB); the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include continued growth (and recovery from adverse impacts due to COVID-19) in the broader economy, supporting the expected growth outlook in Celestica’s end markets; continued growth in the trend of manufacturing outsourcing from customers in diversified end markets, supporting the expected long-term growth of Celestica’s Advanced Technology Solutions (ATS) segment; no further material impact (other than that which is already anticipated) on revenues and costs as a result of COVID-19 related issues, including but not limited to, measures from governments to curb the spread of the virus and potential mutations, negative impacts on global supply chains, and no significant negative impacts to Celestica’s operations which would adversely affect revenues, gross margins or non-IFRS operating margin; normal customer retention rates and the impact of expected new program wins, transfers, losses or disengagements; no unforeseen changes in our mix of customers and/or the types of products or services we provide; no unforeseen adverse impacts from the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; no undue negative impact on our customers' ability to compete and succeed using our products and services from unforeseen developments in the broader economy, or in those customers’ industries; no unforeseen material price, margin pressures, or other competitive factors or adverse market conditions affecting the EMS industry in general or our segments in particular, as well as those related to the following: scope and duration of materials constraints and the COVID-19 pandemic, and their impact on our sites, customers and our suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: anticipated financial results by PCI will be achieved; we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Non-IFRS Financial Measures

The non-IFRS financial measures included in this press release are: non-IFRS operating margin, non-IFRS free cash flow, non-IFRS adjusted EPS, and non-IFRS Lifecycle Solutions revenue (each as defined below). These non-IFRS measures do not have any standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-GAAP measures to describe similar operating metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.

Management uses these measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; and to enhance investors’ understanding of the core operating results of Celestica’s business. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Definitions:

Lifecycle Solutions revenue is defined as the aggregate revenues of our ATS segment and our Hardware Platform Solutions business.

Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non-IFRS operating earnings is a non-IFRS financial measure and is defined as earnings (loss) before income taxes, Finance Costs (defined below), employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and Other Charges (recoveries) (defined below).

Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility). We do not consider debt issuance costs or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Non-IFRS adjusted net earnings is a non-IFRS financial measure and is defined as IFRS net earnings (loss) before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries), and adjustments for taxes (representing the tax effects of our non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites)).

Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned.

Other Charges (recoveries) consist of restructuring charges, net of recoveries, transition costs (costs related to, when applicable: the relocation of our Toronto manufacturing operations and the move of our corporate headquarters into and out of a temporary location; and manufacturing line transfers from closed sites); net impairment charges; Acquisition Costs (as defined below); legal settlements (recoveries); and specified credit facility-related charges.

Acquisition Costs consist of acquisition-related consulting, transaction and integration costs, and charges or releases related to the remeasurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions.